                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          FRANKLIN SELECT REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   354638-10-8
                   -------------------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 1998
                   -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document contains 5 Pages.


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CUSIP No. 354638-10-8             SCHEDULE 13D   Page   2      of    5    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                    EastGroup Properties, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                    WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                    Maryland
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                            736,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                   0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                           736,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                             0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               736,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
               6.0%
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                  The Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, Series A, without par value, stated value $10.00 per share ("Shares") of Franklin Select Realty Trust (the "Issuer") filed with the Securities and Exchange Commission on June 11, 1998 by EastGroup Properties, Inc. ("EastGroup"), is hereby amended as follows:


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is amended to read in its entirety as follows:

                  As of the date hereof, EastGroup has used approximately $4,340,000 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under a line of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which matures on September 30, 1998 and bears interest at LIBOR plus 1.40%.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  Item 5 of the Schedule 13D is amended by the addition of the following:

                  (i) Share Ownership. As of the date hereof, EastGroup beneficially owns 736,000 Shares, or 6.0% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended March 31, 1998 (12,250,374). No other Reporting Person beneficially owns Shares.

                  (ii) Recent Transactions. EastGroup made the following purchases of Shares in open market transactions on the American Stock Exchange since the date of the
                           Schedule 13D.


                                                           Purchase Price Per
                   Date               Number of Shares         Share(1)
                   ----               ----------------         --------

                  7/8/98                   7,100                $7.7623

                  7/8/98                     900                 7.8750

                  7/9/98                   7,600                 7.7845

                 7/10/98                  20,600                 7.9369




                                Page 3 of 5 Pages

                                                           Purchase Price Per
                   Date               Number of Shares         Share(1)
                   ----               ----------------         --------

                 7/14/98                  12,000                 7.9948

                 7/20/98                   8,500                 7.5000

                 7/21/98                   1,000                 7.6250

                 7/22/98                  12,500                 7.5925

                 7/24/98                   5,000                 7.6187

                 7/27/98                   5,000                 7.5000

                 7/28/98                  10,000                 7.7031

                 7/29/98                  33,200                 7.5324


           ----------------

           (1) Price per share does not include brokerage commissions.



                                Page 4 of 5 Pages

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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: July 30, 1998


                                   EASTGROUP PROPERTIES, INC.


                                   By: /s/ DAVID H. HOSTER II
                                       ---------------------------------
                                       David H. Hoster II
                                       Chief Executive Officer and President





                               Page 5 of 5 Pages